Filed by Prosperity Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lone Star State Bancshares, Inc.

Commission File Number: 001-35388

January 10, 2023

[Shareholder address]

Dear Shareholder

Happy New Year.

2022 was an excellent year for Lone Star State Bancshares. Our consolidated earnings are expected to be approximately $29.0 million, which ties to a bank level tax adjusted return of approximately 1.83% on total assets as of December 31, 2022. Our results were driven in large part by rising interest rates and growth in earning assets, fueled by an increase in deposits.

Enclosed please find a dividend payment in the amount of $1.632/share, which is comprised of two parts. First, we have declared a final tax dividend with respect to 2022 income in the amount of $1.262/share. You will recall that on each of 4/10/22, 6/10/22, and 9/10/22, we paid tax dividends of $0.15/share, which equates to a total tax dividend of $1.712/share on 2022 income.

Next, driven by the impact of the settlement of some long-time litigation involving a loan relationship, we have declared an additional $0.37/share return of capital or “real” dividend. Together with similar return of capital dividends that we have paid since January of 2019, we have paid out total return of capital dividends of $2.87/share.

As you are aware from public announcements and from our prior correspondence of October 31, 2022 announcing the transaction, we have entered into an agreement to merge with Prosperity Bancshares, Inc. At this time, we are working together with the Prosperity team on the regulatory approval process. In the weeks ahead, you will receive a proxy statement/prospectus, which will contain detailed information regarding the proposed transaction and the special meeting of shareholders that will be called to give our shareholders an opportunity to consider and vote on the transaction. We hope to have these steps completed late in the first quarter or early in the second quarter of this year, although delays could occur.

Finally, please find attached to this notice a list of the stock certificates we show that you own. While you do not need to do anything with your stock certificates at this point, we would encourage you to locate your original certificate(s) so that you will be prepared at the appropriate time to deliver them. If you note any discrepancies between the attached list and your certificates, or have any difficulties locating them, please contact LaNell Martindale at 806-771-7717 or lmartindale@lonestarwtx.com.

Thank you. It is an honor to be associated with all of you.

Alan Lackey

President and CEO

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Lone Star State Bancshares, Inc. (“Lone Star”), into Prosperity Bancshares, Inc. (“Prosperity”), Prosperity will file with the SEC a registration statement on Form S-4 to register the shares of Prosperity common stock to be issued to the shareholders of Lone Star. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Lone Star seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, LONE STAR AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from Prosperity at http://www.prosperitybankusa.com. Copies of the proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199 or to Lone Star State Bancshares, Inc., 6220 Milwaukee Avenue, Lubbock, Texas 79424, Attention: Alan Lackey, (806) 771-7717.

Participants in the Solicitation

Prosperity, Lone Star and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Lone Star in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about Prosperity and its directors and executive officers may be found in the definitive proxy statement of Prosperity relating to its 2022 Annual Meeting of Shareholders filed with the SEC on March 14, 2022, and other documents filed by Prosperity with the SEC. These documents can be obtained free of charge from the sources described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.